UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          AMERICAN STORES COMPANY
---------------------------------------------------------------------------
                              (Name of Issuer)



                  COMMON STOCK (PAR VALUE $1.00 PER SHARE)
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                       (Title of Class of Securities)



                                  004716 7
               ---------------------------------------------
                               (CUSIP Number)



                             KAYE L. O'RIORDAN
                   VICE PRESIDENT AND CORPORATE SECRETARY
                             ALBERTSON'S, INC.
                          250 PARKCENTER BOULEVARD
                                P.O. BOX 20
                             BOISE, IDAHO 83726
                               (208) 395-6200
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)



                               AUGUST 2, 1998
               ---------------------------------------------
          (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.



                             SCHEDULE 13D

CUSIP No. 0047167

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Albertson's, Inc.
    I.R.S. Identification No. 82-0184434

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           54,500,000*

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         54,500,000*

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    54,500,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.6%

14  TYPE OF REPORTING PERSON

    CO


* The shares of common stock, par value $1.00 per share ("American Stores Common Stock"), of American Stores Company ("American Stores") covered by this item are purchasable by Albertson's, Inc. ("Albertson's") upon exercise of an option granted to Albertson's on August 2, 1998 and described in Item 4 of this Statement (which is incorporated herein by reference). Prior to the exercise of the option, Albertson's is not entitled to any rights as a stockholder of American Stores with respect to the shares of American Stores Common Stock covered by the option. Albertson's disclaims any beneficial ownership of the shares of American Stores Common Stock which are purchasable by Albertson's upon exercise of the option on the grounds that the option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to in Item 4 below. If the option were exercised, Albertson's would have the sole right to vote and to dispose of the shares of American Stores issued as a result of such exercise.


                                SCHEDULE 13D

                      RELATING TO THE COMMON STOCK OF

                          AMERICAN STORES COMPANY



Item 1. Security and Issuer

            This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share ("American Stores Common Stock"), of American Stores Company, a Delaware corporation ("American Stores"). The principal executive offices of American Stores are located at 299 South Main Street, Salt Lake City, Utah 84111.

Item 2. Identity and Background.

          This Statement is being filed by Albertson's, Inc., a Delaware corporation ("Albertson's"). The principal business address of Albertson's is 250 Parkcenter Boulevard, P.O. Box 20, Boise, Idaho 83726. Albertson's is engaged principally in the retail food and drug business.

          (a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Albertson's is set forth in
Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

          (d)-(e) During the last five years, neither Albertson's nor, to the knowledge of Albertson's, any of the persons listed on Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

          As more fully described below, pursuant to the terms of the American Stores Stock Option Agreement (as defined below), Albertson's will have the right, upon the occurrence of certain events specified therein, to purchase from time to time up to 54,500,000 shares of American Stores Common Stock (subject to adjustment as provided in the American Stores Stock Option Agreement) at a price of $30.24 per share. If Albertson's purchases American Stores Common Stock pursuant to the American Stores Stock Option Agreement, Albertson's anticipates that the funds to finance such purchase would come from a combination of borrowings and working capital, although no definitive determination has been made at this time as to the source of such funds. However, pursuant to the terms of the American Stores Stock Option Agreement, Albertson's can perform a cashless exercise of the Option, requiring no funds to gain its benefits of the Option.

Item 4. Purpose of the Transaction.

          (a)-(j) On August 2, 1998, Albertson's, American Stores and Abacus Holdings, Inc., a Delaware corporation and a wholly-owned subsidiary of Albertson's ("Merger Sub"), entered into an Agreement and Plan of Merger, dated as of August 2, 1998 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference. The Merger Agreement provides, among other things, for the merger of Merger Sub with and into American Stores (the "Merger") with American Stores being the corporation surviving the Merger.

          Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each share of American Stores Common Stock issued and outstanding immediately prior to the Effective Time (excluding those held in the treasury of American Stores, by any subsidiary of American Stores or by Albertson's or any of its subsidiaries (collectively, the "Excluded Shares")) will cease to exist and be converted into the right to receive 0.63 shares of common stock, par value $1.00 per share, of Albertson's, together with the associated preferred stock purchase rights (the "Albertson's Common Stock"). The Merger Agreement also provides that each Excluded Share will be canceled and retired without payment of any consideration therefor. At the Effective Time, American Stores will become a wholly-owned subsidiary of Albertson's. As a consequence of the Merger, Albertson's will own 100% of the American Stores Common Stock. The American Stores Common Stock will be delisted from trading on the New York Stock Exchange and American Stores will no longer be required to file periodic reports under Section 12(b) of the Exchange Act of 1934, as amended.

          Consummation of the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of certain conditions, including, but not limited to, approval of the Merger and the Merger Agreement by the holders of shares of American Stores Common Stock, approval of the issuance of shares of Albertson's Common Stock in accordance with the terms of the Merger Agreement by the holders of shares of Albertson's Common Stock, expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and various other customary conditions.

          Pursuant to the Merger Agreement, (i) the certificate of incorporation and the by-laws of American Stores as in effect immediately prior to the Effective Time will be the certificate of incorporation (subject to an amendment to decrease the number of authorized shares of American Stores Common Stock) and by-laws of American Stores as the corporation surviving the Merger, (ii) the directors of Merger Sub at the Effective Time will, from and after the Effective Time, be the directors of American Stores until their successors have been duly elected or appointed and have qualified or until their resignation or removal and (iii) the officers of American Stores at the Effective Time will, from and after the Effective Time, be the officers of American Stores until their successors have been duly elected or appointed and have qualified or until their resignation or removal.

          The Merger Agreement contains certain customary restrictions on the conduct of the business of American Stores pending the Merger, including, without limitation, not declaring, setting aside or paying any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than regular quarterly cash dividends in amounts consistent with past practice.

          Concurrent with the execution of the Merger Agreement, Albertson's and American Stores entered into a Stock Option Agreement, dated as of August 2, 1998 (the "American Stores Stock Option Agreement"), a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference. Pursuant to the American Stores Stock Option Agreement, American Stores granted Albertson's an unconditional, irrevocable option (the "Option") to purchase, pursuant to the terms and conditions thereof, up to 54,500,000 (subject to adjustment as provided in the American Stores Option Agreement) shares of American Stores Common Stock at a price of $30.24 per share (the "Option Price"). The Stock Option Agreement provides that Albertson's may exercise the Option in whole or in part at any time from time to time following the occurrence of a Triggering Event (as defined below), by delivering a written notice thereof in accordance with the terms of the American Stores Stock Option Agreement. The right to exercise the Option shall terminate upon either (i) the occurrence of the Effective Time or (ii) (A) if a Notice Date (as defined in the American Stores Option Agreement) has not previously occurred, the close of business on the earlier of (x) the day that is 120 days after the date of a Triggering Event, (y) the date upon which the Merger Agreement is terminated if no Termination Fee (as defined in the Merger Agreement) could be payable by American Stores pursuant to the terms of the Merger Agreement upon the occurrence of certain events or the passage of time, and (z) 270 days following the date upon which the Merger Agreement is terminated, and
(B) if the Notice Date has previously occurred, 120 days after the Notice Date (the events in (i) and (ii) being referred to as "Exercise Termination Event").

          For purposes of the Stock Option Agreement, a "Triggering Event" will be deemed to have occurred at such time at which Albertson's becomes entitled to receive from American Stores a Termination Fee. Pursuant to the Merger Agreement, a Termination Fee is payable to Albertson's by American Stores upon the occurrence of any of the following events:

          (A) American Stores terminates the Merger Agreement pursuant to
Section 8.1(g) of the Merger Agreement to concurrently enter into a definitive acquisition agreement or similar agreement with respect to any American Stores Superior Proposal (defined in the Merger Agreement as an Abacus Superior Proposal);

          (B) an American Stores Business Combination Proposal (defined in the Merger Agreement as an Abacus Business Combination Proposal) shall have been made to American Stores and made known to its stockholders generally or shall have been made directly to its stockholders generally or any Person (as defined in the Merger Agreement) shall have publicly announced an intention (whether or not conditional) to make an American Stores Business Combination Proposal prior to the meeting of American Stores' stockholders duly convened and held to vote in respect of the Merger Agreement and the Merger and thereafter (i) the Merger Agreement is terminated by Albertson's pursuant to Section 8.1(f) thereof by reason of the failure of the stockholders of American Stores to approve the Merger Agreement or the Merger at such meeting and (ii) within six months of the termination of the Merger Agreement, American Stores enters into an agreement with any Person with respect to an American Stores Business Combination Proposal or an American Stores Business Combination Proposal is consummated;

          (C) the Merger Agreement is terminated Albertson's as a result of American Stores' Board of Directors taking any of the actions described in
Section 8.1(e)(i) of the Merger Agreement, including (i) withdrawal or modification in any manner adverse to Albertson's of its approval or recommendation of the Merger Agreement and the Merger, (ii) failure to reaffirm such approval or recommendation within 15 days of Albertson's request, on any single occasion after (1) any American Stores Acquisition Proposal shall have been made to American Stores and made known to American Stores' stockholders generally or shall have been made directly to its stockholders generally or (2) any Person shall have publicly announced an intention (whether or not conditional) to make an American Stores Acquisition Proposal, (iii) approval or recommendation of any American Stores Acquisition Proposal or American Stores Acquisition Transaction (defined in the Merger Agreement as an Abacus Acquisition Transaction), or
(iv) adopting a resolution to take any of the actions specified in clauses
(i), (ii) or (iii) above; or

          (D) an American Stores Business Combination Proposal shall have been made to American Stores and made known to its stockholders generally or shall have been made directly to its stockholders generally, or any Person shall have publicly announced an intention (whether or not conditional) to make an American Stores Business Combination Proposal, and the Merger Agreement is subsequently terminated Albertson's pursuant to
Section 8.1(d) thereof as a result of an intentional breach by American Stores of its representations, warranties and covenants by American Stores, and within six months after such termination, American Stores shall enter into an agreement with any Person for an American Stores Business Combination Proposal or an American Stores Business Combination Proposal is consummated.

          Pursuant to the American Stores Stock Option Agreement, Albertson's and American Stores agree that if a filing or any approval is required under the HSR Act, or prior notification to or prior approval from any regulatory authority is required under any other law, statute, rule or regulation (including applicable rules and regulations of national securities exchanges) in connection with the exercise of the Option, Albertson's or any other person that shall become a holder of all or part of the Option in accordance with the terms of the American Stores Stock Option Agreement (each such person, including Albertson's, being referred to as "Holder") or American Stores, as required, promptly after the Notice Date, shall file all necessary notices and applications for approval and shall expeditiously process the same.

          American Stores has agreed that at any time after a Triggering Event occurs and prior to an Exercise Termination Event, it shall, at the request of Albertson's delivered in the written notice of exercise of the Option, or under certain circumstances as specified in the American Stores Stock Option Agreement, delivered no later than 90 days following such Triggering Event, as promptly as practicable prepare, file and keep current a shelf registration statement under the Securities Act of 1933, as amended (the "Securities Act"), covering any or all shares of American Stores Common Stock issued and issuable pursuant to the Option. American Stores shall use its reasonable best efforts to cause such registration statement to become effective and remain current for 365 days after the day the registration statement first becomes effective or such shorter time as is reasonably appropriate to effect such sales or other dispositions. Albertson's has the right to demand two such registrations.

          American Stores has agreed that upon the occurrence of a Triggering Event prior to an Exercise Termination Event, (i) at the request of Holder, delivered in writing within 120 days of such occurrence (or such later period as permitted in the American Stores Stock Option Agreement), American Stores shall repurchase the Option from Holder, in whole or in part, at a price equal to the number of shares of American Stores Common Stock then purchasable upon exercise of the Option (or such lesser number of shares as may be designated in the Repurchase Notice (as defined in the American Stores Stock Option Agreement)) multiplied by the amount by which the Market/Offer Price (as defined in the American Stores Stock Option Agreement) exceeds the Option Price or (ii) at the request of any owner of shares of American Stores Common Stock issued upon exercise of the Option (an "Owner") delivered in writing within 120 days of such occurrence (or such later period as permitted in the American Stores Stock Option Agreement), American Stores shall repurchase such number of shares from such Owner as such Owner shall designate in the Repurchase Notice at a price equal to the number of shares designated multiplied by the Market/Offer Price.

          In the American Stores Stock Option Agreement, Albertson's has agreed that, from the date of exercise of the Option and for as long as Albertson's owns the shares of American Stores Common Stock acquired pursuant to the exercise of the Option, it will not, without the prior consent of the Board of Directors of American Stores, (i) acquire or agree, offer, seek or propose to acquire, ownership of more than 20% of any class of voting securities of American Stores or any rights or options to acquire such ownership; (ii) propose a merger, consolidation or similar transaction involving the American Stores; (iii) offer, seek or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of the American Stores; (iv) seek or propose to influence or control the management or policies of the American Stores or to obtain representation on the American Stores' Board of Directors, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of the American Stores; (v) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or (vi) seek or request permission to do any of the foregoing or seek any permission to make any public announcement with respect to any of the foregoing. The above provision will not apply to the actions taken pursuant to the Merger Agreement. Additionally, Albertson's may not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities at any time except pursuant to a tender offer, exchange offer, merger or consolidation of American Stores, or in connection with a sale of all or substantially all of the assets of American Stores, pursuant to a registered public offering or in compliance with Rule 144 of the General Rules and Regulations under the Securities Act (or any similar rule). Albertson's agrees to be present in person or to be represented by proxy at all stockholder meetings of American Stores so that all shares of voting securities beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings. Albertson's also agrees to vote or cause to be voted all voting securities beneficially owned by it or its affiliates proportionately with the votes cast by all other stockholders present and voting. The provisions of this paragraph shall terminate at such time as
(x) Albertson's beneficially owns more than 50% of the outstanding Common Stock of American Stores or (y) the Option granted hereby expires without having been exercised in whole or in part.

          Notwithstanding any other provision of the American Stores Stock Option Agreement, in no event shall the Total Profit (as defined in the American Stores Stock Option Agreement) derived from shares acquired pursuant to the Option together with any fees or expense reimbursement paid pursuant to the Merger Agreement exceed in the aggregate $265 million.

          Concurrent with the execution of the Merger Agreement and the American Stores Stock Option Agreement, Albertson's and American Stores also entered into another Stock Option Agreement, dated as of August 2, 1998 (the "Albertson's Stock Option Agreement"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference. Pursuant to the Albertson's Stock Option Agreement, Albertson's granted American Stores an option to purchase, pursuant to the terms and subject to the conditions thereof, up to 48,800,000 shares of Albertson's Common Stock at a price of $48.00 per share, on terms and conditions that substantially correspond to the American Stores Stock Option Agreement, except that notwithstanding any other provision of the Alberton's Stock Option Agreement, in no event shall the Total Profit (as defined in the Albertson's Stock Option Agreement) derived from shares acquired pursuant to the Option together with any fees or expense reimbursement paid pursuant to the Merger Agreement exceed in the aggregate $360 million.

          The foregoing summaries of the Merger Agreement, the American Stores Stock Option Agreement and the Albertson's Stock Option Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements attached as Exhibits 1, 2 and 3 hereto, respectively.

          Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), the Merger Agreement, the American Stores Stock Option Agreement or the Albertson's Stock Option Agreement, neither Albertson's nor, to the best of Albertson's knowledge, any of the individuals named in Schedule I hereto has any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

          (a) - (b) By reason of its execution of the American Stores Stock Option Agreement, Albertson's may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the shares of American Stores Common Stock subject to the Option and, accordingly, might be deemed to beneficially own 54,500,000 shares of American Stores Common Stock (or approximately 16.6% of the outstanding shares of American Stores Common Stock based upon the 274,216,016 shares of American Stores Common Stock outstanding on June 28, 1998, as represented to Albertson's by American Stores in the Merger Agreement). However, Albertson's expressly disclaims any beneficial ownership of the shares of American Stores Common Stock which are purchasable by Albertson's upon exercise of the Option, on the grounds that the Option is not presently exerciseable and only becomes exerciseable upon the occurrence of the events referred to in Item 4 above. If the Option were exercised, Albertson's would have the sole right to vote and to dispose of the shares of American Stores issued as a result of such exercise.

          (c) Neither Albertson's nor, to the best of Albertson's knowledge, any of the individuals named in Schedule I hereto, has effected any transaction in American Stores Common Stock during the past 60 days.

          (d) So long as Albertson's has not exercised the Option (and prior to the consummation of the Merger), Albertson's does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of American Stores Common Stock.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Except as provided in the Merger Agreement, the American Stores Stock Option Agreement or the Albertson's Stock Option Agreement or as set forth in other Items of this Statement (which Items are incorporated hereby by reference), neither Albertson's nor, to the best of Albertson's knowledge, any of the individuals named in Schedule I hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of American Stores, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

        Exhibit 1  --  Agreement and Plan of Merger, dated as of
                       August 2, 1998, among Albertson's, Inc., Abacus Holdings, Inc. and American Stores Company.

        Exhibit 2  --  Stock Option Agreement, dated as of August 2,
                       1998 between Albertson's, Inc. and American Stores Company (American Stores Company as Issuer).

        Exhibit 3  --  Stock Option Agreement, dated as of August 2,
                       1998, between Albertson's, Inc. and American Stores Company (Albertson's, Inc. as Issuer).


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 12, 1998

                                          Albertson's, Inc.


                                          By: /s/ Kaye L. O'Riordan
                                             -----------------------------
                                          Name:  Kaye L. O'Riordan
                                          Title: Vice President and Corporate
                                                 Secretary



                                 SCHEDULE I

                    DIRECTORS AND EXECUTVIVE OFFICERS OF
                             ALBERTSON'S, INC.

          The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Albertson's, Inc. ("Albertson's") is set forth below. Except as set forth below, each of the directors and executive officers is a citizen of the United States. Unless otherwise indicated below, the business address of each director and executive officer is Albertson's, Inc., 250 Parkcenter Boulevard, P.O. Box 20, Boise, Idaho 83726.

Name and Business              Present Principal Occupation or Employment
-----------------              ------------------------------------------

Directors
---------

Kathryn Albertson              Vice President and a director of the J.A.
                               and Kathryn Albertson Foundation, Inc.

A. Gary Ames                   President and Chief Executive Officer of
                               Media One International

Cecil D. Andrus                Chairman of the Andrus Center for Public
                               Policy; of counsel to the Gallatin Group and a director of the J.A. and Kathryn
                               Albertson Foundation, Inc.

John B. Carley                 Chairman of the Executive Committee of the
                               Board of Albertson's and a consultant with T.N.T. Vending, Inc.

Paul I. Corddry                Served as Senior Vice President, Europe of
                               H.J. Heinz Company until his retirement in
                               1992

John B. Fery                   Served  as  Chairman  of the  Board of Boise
                               Cascade Corporation until his retirement in 1995 and as Chief Executive Officer from
                               1972 to 1994

Clark A. Johnson               Chairman of the Board of Pier 1 Imports

Richard L. King                President and Chief Operating Officer of
                               Albertson's

Charles D. Lein                President and Chief Operating Officer and
                               of Stuller Settings, Inc.

Gary G. Michael                Chairman of the Board and Chief Executive
                               Officer of Albertson's

Beatriz Rivera                 Member of the Public Utilities Commission
                               of the State of New Mexico

J. B. Scott                    Chairman of the Board of Alscott, Inc. and
                               Chairman of the Board of the J.A. and
                               Kathryn Albertson Foundation, Inc.

Thomas L. Stevens, Jr.         Served as President, Los Angeles
                               Trade-Technical College until his
                               retirement in 1996

Will M. Storey                 Served as Executive Vice President and
                               Chief Financial Officer of American
                               President Companies until his retirement in
                               1995

Steven D. Symms                President of Symms, Lehn & Associates, Inc.

Executive Officers
------------------

Gary G. Michael                Chairman of the Board and Chief Executive
                               Officer

John B. Carley                 Chairman of the Executive Committee of the
                               Board

Richard L. King                President and Chief Operating Officer

Carl W. Pennington             Executive Vice President, Corporate
                               Merchandising

Michael F. Reuling             Executive Vice President, Store Development

Thomas R. Saldin               Executive Vice President, Administration
                               and General Counsel

Ronald D. Walk                 Executive Vice President, Retail Operations

Thomas E. Brother              Senior Vice President, Distribution

William H. Emmons              Senior Vice President and Regional Manager

Dennis C. Lucas                Senior Vice President and Regional Manager

A. Craig Olson                 Senior Vice President, Finance and Chief
                               Financial Officer

David G. Simonson              Senior Vice President and Regional Manager

Patrick S. Steele              Senior Vice President, Information Systems
                               and Technology

Steven D. Young                Senior Vice President, Human Resources

Robert K. Banks                Group Vice President, Real Estate

David G. Dean                  Group Vice President, Procurement

Peggy Jo Jones                 Group Vice President, Employee Development
                               and Communications

Richard J. Navarro             Group Vice President and Controller